Exhibit 99.1

Autolus Therapeutics announces retirement of chief financial officer and succession plan

- Andrew J. Oakley to retire in March 2022

- Dr. Lucinda Crabtree to succeed him as chief financial officer

LONDON, January 10, 2022 — Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, announced that Andrew J. Oakley plans to retire from his position as chief financial officer with effect from 31 March 2022 and will concentrate on non-executive director roles. He currently serves on the Boards of Union Therapeutics A/S and Novaremed AG. Andrew will remain a senior advisor to Autolus until March 2023. Dr. Lucinda Crabtree, senior vice president of finance at Autolus, will be appointed chief financial officer following his retirement.

“I want to thank Andrew for his years of service to Autolus as chief financial officer and for the impact he has had on the Company and the patients we serve,” said Dr. Christian Itin, chief executive officer of Autolus. “With the recent deal with Blackstone Life Sciences he leaves Autolus in a strong financial position as we shape the product profile and the commercial strategy of obe-cel, and we are delighted that Dr. Lucinda Crabtree, who has served in a number of roles within the organization, will succeed him as chief financial officer. We wish Andrew much happiness in the next chapter of his career.”

“It has been a privilege to serve as CFO of Autolus since 2018 and to support the company to a pivotal stage with its lead candidate, obe-cel,” said Andrew Oakley, chief financial officer of Autolus. “I have enjoyed working with Lucinda for the past two years at Autolus, and I know I leave the company in good hands, supported by a strong finance team, and wish the company great success for the benefit of both patients and all other stakeholders.”

Dr. Lucinda Crabtree joined Autolus in January 2020 and currently serves as SVP Finance. Her prior roles included VP, Investor Relations and Corporate Communications and more recently she was heading up Business Strategy and Planning, which included oversight of the Financial Planning and Analytics function. Lucinda oversaw Autolus’ public offerings of American Depositary Shares in 2020 and 2021 and was a key contributor in closing the Blackstone transaction in November 2021. Prior to her time at Autolus, Lucinda’s broad experience includes roles on the buy and the sell side, including as a senior investment analyst and in specialist sales.

In her roles she has had experience analyzing and monitoring public and private healthcare companies and has also served as a board observer for several private healthcare companies during her buyside role. Firms she has worked at include Woodford Investment Management, Panmure Gordon, Goldman Sachs, J.P. Morgan (having originally joined Bear Stearns) and Jefferies. Lucinda has also held roles at Grunenthal Group and AstraZeneca. Lucinda holds a first-class Bachelor of Science degree in Physiology and Pharmacology from University College London and a PhD in Pharmacology from University College London.

About Autolus Therapeutics plc

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information, please visit www.autolus.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” and “believes.” These statements include, but are not limited to, statements regarding Autolus’ development of the obe-cel program; the future clinical development, efficacy, safety and therapeutic potential of its product candidates, including progress, expectations as to the reporting of data, conduct and timing and potential future clinical activity and milestones; and expectations regarding the initiation, design and reporting of data from clinical trials. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Autolus’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021, as well as discussions of potential risks, uncertainties, and other important factors in Autolus’ subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact:

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com

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